June 9, 2006


via U.S. mail
Lawrence J. Finn
Chief Executive Officer and Chief Financial Officer
Terax Energy, Inc.
13355 Noel Road
1370 One Galleria Tower
Dallas, Texas 75240

	Re:	Terax Energy, Inc.
			Amendment No. 1 to Registration Statement on
			Form SB-2
      	Filed May 25, 2006
      	File No. 333-132308
      	Amendment No. 1 to Form 10-KSB for the
      	Fiscal Year Ended June 30, 2005
      	File No. 333-72230
      	Amendment No. 1 to the Form 10-QSB for the
      	Fiscal Quarter Ended March 31, 2006
      	File No. 333-72230

Dear Mr. Finn:

      We have limited our review of your amended filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please revise the accounting and disclosures in your registration statement to the extent necessary to comply with all applicable comments written on your transitional and interim reports. Similarly, any revisions to your transitional report should be taken into account when revising your subsequent interim reports to ensure that information is presented in your filings in a consistent manner.

2. We suggest that you consult with us prior to amending your periodic reports in response to comments in this letter to ensure you have properly made all necessary revisions to address the matters we have brought to your attention.

Exhibits, page 59

3. We are advising you on certain matters that may require changes to the audit opinions that are included along with your financial statements. Please ensure that any revisions to dates of coverage are considered when requesting updated consents from your auditors, as these have been referenced in the consents previously provided.

Form 10-KSB/A1 for the Transition Period from January 1, 2005 to
June
30, 2005

Explanatory Note

4. Please revise your note to state that you are amending your Form
10-KSB for the transition period from January 1, 2005 to June 30, 2005, rather than the "fiscal year ended June 30, 2005," and that you have clarified that the acquisition of EEI was accounted for as an acquisition of assets, because it was not a business.

Financial Statements

Reports of Independent Registered Public Accounting Firms, pages
F-1
and F-2

5. We note that in response to prior comment 5, you arranged for your current auditors, Malone & Bailey, PC, to revise the introductory and opinion paragraphs of their audit report to indicate that reliance was placed on the work of your prior auditors, Beckstead and Watts,
LLP, in rendering an audit opinion on the financial statements covering the period from inception through December 31, 2005.

However, your auditors did not indicate similar reliance in the scope paragraph of the audit report as would ordinarily be required by AU
Section 543.07, nor did they revise the opinion paragraph of their audit report to specify the periods of your results of operations and cash flows that their opinion covered, as we had previously advised would be necessary to comply with Regulation S-X, Rule 2-02(c)(1).

We also note that while your current auditors are indicating reliance has been placed on the work of your prior auditors in extending audit covering the cumulative information, your prior auditors removed from their report the reference to their audit of your financial statements for the period from October 17, 2000 (Date of Inception) to December 31, 2004. As we explained in prior comment 6, under this scenario language pertaining to the audit of the cumulative information needs to be retained in the prior auditors` report, provided they have agreed to reissue their audit opinion.

Until these matters are resolved, your filing would not be appropriately regarded as compliant with the reporting required under
Item 310(a) of Regulation S-B.

Note 3 - Stockholders` Equity, page F-9

6. We note that in response to prior comment 7, you revised your disclosure to explain that you accounted for assets received in the
EEI acquisition at the sellers` cost, although you also explain that value ascribed to the shares was determined based on an assessed value that you and the sellers agreed upon, reasoning that at the time of the sale, there was no market for your common stock.

As it appears that your common stock was quoted on the OTC
Bulletin
Board at $0.51 per share (pre-split) on the June 1, 2005 closing date of your Share Purchase Agreement, further disclosure covering the basis for your assertion of there being no market would be appropriate (e.g. if trading volume is a factor underlying this view, develop that point by quantifying both volume and the length of time the condition persisted).

Additionally, please clarify in your disclosure, where you removed reference to the purchase method that suggested you had acquired a business, to explain that you accounted for the EEI acquisition as an
"asset" acquisition; and resolve the conflicting message about the basis for your valuation (i.e. indicate whether you negotiated on the value of the shares, or simply assigned the sellers` cost), while also clarifying how you determined that the agreed-upon value was representative of fair value, as would be necessary to comply with the guidance in paragraph 8 of SFAS 123.


Note 4 - Management Stock Bonus Plan, page F-9

7. We have read the disclosure you added in response to prior comment
9, regarding the shares placed into escrow under your Management Group Stock Pool Agreement, explaining that "while in escrow the shares...were treated as part of the Company`s issued and outstanding shares with no change in accounting treatment." Please further expand your disclosure to clarify how shares held in escrow are handled in computing your measures of earnings per share, sufficiently to understand how your accounting compares to that required under paragraph 10 and footnote 5 of SFAS 128 for contingently issuable shares.

Form 10-QSB/A1 for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Note 2 - Stockholder`s Equity, page 8

Sale of Securities, page 8

8. We note your response to prior comment 12, explaining that there were no liquidated damage provisions related to the 739,000 units issued in 2005, and that your obligations were limited to you filing a registration statement by March 14, 2006 and using your best efforts to have the registration statement declared effective. As such, you have concluded that the warrants issued in connection with these 2005 units are properly classified as equity instruments. Please add this explanation to your disclosure. Additionally, please clarify whether the agreement specifies any circumstances under which net cash settlement is permitted or required if you can not deliver registered shares. If there is no such specification, clarify how the agreement is settled if you can not deliver registered shares.

Additionally, we note that you continue to use the term "accepted subscriptions" when referring to the 739,000 units, rather that indicating units have been issued. Please expand your disclosure to clarify whether these units have been issued, and whether there are any provisions that would cause the proceeds you have received on subscription to be subject to refund. We reissue prior comment 12.

9. We note your disclosure explaining that you account for the warrants issued in your February 7, 2006 private placement as a derivative liability. Please expand your disclosure to clarify that in recording your derivatives at fair value on each subsequent balance sheet date, any change in the fair value of your derivatives will be recorded as a gain or loss in your statements of operations.
Additionally, clarify that the resulting unrealized change in fair value of $5.6 million from February 7, 2006 was recorded in the "statement of operations as a loss on derivative liability," rather than "statement of expenses derivative liability," to be consistent with your labeling of that information. Ensure that you have provided disclosure addressing the balance of the $13,115,985 charge in this line item.

Management Stock and Option Grants, page 10

10. We note your response to our prior comment 11, stating that the criteria for your CEO and CFO to earn the stock bonus were determined by the Board on February 27, 2006. However, you continue to disclose in the second paragraph under this heading that the criteria were to be determined at a later date. Clarify for us which statement is true; revise your disclosure to discuss the criteria that the company must meet in order for your CEO and CFO to earn the stock bonus, if they have been determined.

Plan of Operations

Satisfaction of Cash Obligations for the Next 12 Months, page 17

11. We note that in response to prior comment 15, you added disclosure about the circumstances under which you would make lease payments, royalty payments, or return the leases to the leaseholder.
However, we continue to believe that you should also include quantification of the lease payments required (e.g. the additional lump sum amounts that would be necessary to extend the leases for two more years if you are not able to establish production in the primary term), and to provide the appropriate context for this information, such as the duration of the primary terms, beyond the date of your report, and the royalty payment percentages you would pay if you were able to successfully commence production. We reissue prior comment
15.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Lily Dang at (202) 551-3867 or in her absence,
Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or in her absence,
Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Marcelle Balcombe, Esq.
	Sichenzia Ross Friedman Ference LLP
 	(212) 930-9725

Mr. Lawrence Finn
Terax Energy, Inc.
June 9, 2006
page 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010